1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2003

China Unicom Limited

(Translation of registrant’s name into English)

No. 133A, Xidan North Street

Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐           No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement in respect of the disclosure of the operational statistics of China Unicom Limited and its subsidiaries for the month of May 2003, dated June 19, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: June 20, 2003	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of May 2003.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (the “Group”) for the month of May 2003.

Operational Statistics for the month of May 2003 and the comparative figures for the previous month are as follows:-

		May 2003	April 2003
1	CELLULAR BUSINESS (Note 3)
	Aggregated Number of GSM Cellular Service Subscribers	58.890 million	58.063 million
	—Post-Paid Subscribers	31.437 million	31.185 million
	—Pre-Paid Subscribers	27.453 million	26.878 million
	Aggregated Net Addition in 2003 of GSM Cellular Service Subscribers	5.425 million	4.598 million
	—Post-Paid Subscribers	1.719 million	1.467 million
	—Pre-Paid Subscribers	3.706 million	3.131 million
	Aggregated Number of CDMA Cellular Service Subscribers	9.218 million	8.580 million
	Aggregated Net Addition in 2003 of CDMA Cellular Service Subscribers	2.973 million	2.335 million

2.	INTERNATIONAL & DOMESTIC LONG DISTANCE TELEPHONE SERVICES:
Aggregated Usage Volume in 2003 of Outgoing Calls of Circuit Switched
	Long Distance Telephone (minutes)	2.8058 billion	2.1985 billion
	—Domestic Long Distance	2.7553 billion	2.1565 billion
	—International, Hong Kong, Macau & Taiwan Long Distance	0.0505 billion	0.0420 billion
	Aggregated Usage Volume in 2003 of Outgoing Calls of IP Telephone (minutes)	4.3073 billion	3.3436 billion
	—Domestic Long Distance	4.2425 billion	3.2902 billion
	—International, Hong Kong, Macau & Taiwan Long Distance	0.0648 billion	0.0534 billion

3.	INTERNET SERVICES:
	Aggregated Number of Internet Subscribers	9.100 million	8.559 million

4.	PAGING SERVICES:
	Aggregated Number of Paging Subscribers	13.752 million	14.483 million

Notes:

1.             All the Aggregated Numbers recorded for the months of April 2003 and May 2003 are aggregated data reported at 24:00 on 30 April 2003 and 31 May 2003 respectively.

2.             The accounting periods of all Aggregated Net Additions in 2003 and all Aggregated Usage Volumes in 2003 for the months of April and May 2003 are the period commencing from 0:00 on 1 January 2003 to 24:00 on 30 April 2003 and the period commencing from 0:00 on 1 January 2003 to 24:00 on 31 May 2003 respectively.

3.     Additional information for Cellular Services:

Operational Statistics for Cellular Services for May 2003 and its comparative figures for the previous month are analysed by the original listed service areas (see annotations (a) below) and the newly acquired service areas (see annotations (b) below) as follows:

	May 2003		April 2003
	Original Listed Service Areas	Newly Acquired Service Areas	Original Listed Service Areas	Newly Acquired Service Areas
GSM Cellular Services:
Aggregated Number of Subscribers	42.131 million	16.759 million	41.641 million	16.422 million
—Post-Paid Subscribers	19.377 million	12.060 million	19.291 million	11.894 million
—Pre-Paid Subscribers	22.754 million	4.699 million	22.350 million	4.528 million
Aggregated Net Addition in 2003 of Subscribers	3.508 million	1.916 million	3.018 million	1.580 million
—Post-Paid Subscribers	0.698 million	1.021 million	0.612 million	0.855 million
—Pre-Paid Subscribers	2.810 million	0.895 million	2.406 million	0.725 million
CDMA Cellular Services:
Aggregated Number of Subscribers	6.759 million	2.459 million	6.281 million	2.299 million
Aggregated Net Addition in 2003 of Subscribers	2.268 million	0.705 million	1.789 million	0.545 million

Annotations:

(a)        The Original Listed Service Areas mean Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei Provinces, and Beijing, Shanghai and Tianjin Municipalities in the PRC in which the Company provides cellular services.

(b)       The Newly Acquired Service Areas mean Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, and Sichuan Provinces, and Chongqing municipality and the Guangxi Zhuang and Xinjiang Uygur autonomous regions in the PRC of which the cellular businesses were acquired from China Unicom (BVI) Limited on 31 December 2002.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of April and May 2003 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board CHINA UNICOM LIMITED Yee Foo Hei Company Secretary
Hong Kong, 19 June 2003